FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release dated March 21, 2006 entitled “Telecom Argentina Announces the Level of Quorum Reached for an Extraordinary Meeting of Noteholders Called to Approve Certain Amendments to Indenture.”

Item 1

FOR IMMEDIATE RELEASE

Market Cap: Pesos 8.3 billion
March 21, 2006

Contacts:

Pablo Caride

Pedro Insussarry

Mariano Martire

Telecom Argentina

(54-11) 4968-3718/3743

TELECOM ARGENTINA ANNOUNCES THE LEVEL OF QUORUM

REACHED FOR AN EXTRAORDINARY MEETING OF NOTEHOLDERS

CALLED TO APPROVE CERTAIN AMENDMENTS TO INDENTURE.

Buenos Aires, March 21, 2006 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom Argentina” or the “Company”) announced today that it has obtained a level of Authorizations (as defined below) equivalent to 63.35% aggregate outstanding principal amount of the Notes, after the expiration of the consent solicitation period. With this level of Authorizations, the Company has the necessary quorum to hold an Extraordinary Meeting of Noteholders in the first call.

On February 24, 2006, the Company initiated a consent solicitation process by which it summoned Holders of Series A Notes (due October 15, 2014) and Series B Notes (due October 15, 2011) to attend, through the submission of letter of authorization or the completion of electronic proxies ( the “Authorizations”) , an Extraordinary Meeting of Noteholders to be held on March 27, 2006, in order to obtain the consent to approve certain amendments to the Indenture dated August 31, 2005, between Telecom Argentina and The Bank of New York as Trustee, Registration Agent, Paying Agent and Transfer Agent (the “Indenture”).

Therefore, an Extraordinary Meeting of Noteholders will be held at the corporate headquarters located at Av. Alicia Moreau de Justo 50, Ground Floor, City of Buenos Aires, Republic of Argentina, on Monday, March 27, 2006, at 10:00 a.m.

For additional information, please contact:

Telecom Argentina S.A.

Investor Relations Department

Pedro Insussarry

Mariano Martire

Gastón Urbina

Tel: (54 11) 4968-3628

Fax: (54-11) 4313-5842

Email : relinver@ta.telecom.com.ar

********

Telecom Argentina is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom Argentina is one of Argentina’s largest telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom Argentina common stock is listed on the Buenos Aires Stock Exchange under the ticker “TECO2” and Telecom Argentina ADSs are listed on the New York Stock Exchange under the ticker “TEO”.

********

Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Argentina’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. Telecom Argentina undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Argentina’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom Argentina’s annual report on Form 20-F, as well as periodic filings submitted on Form 6-K, which are filed with or furnished to the SEC.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 23, 2006	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	President